

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

September 24, 2014

<u>Via E-mail</u>
Larry G. Dillon
President and Chief Executive Officer
C&F Financial Corporation
802 Main Street
West Point, VA 23181

      Re: **C&F Financial Corporation**
               Form 10-K for the fiscal year ended December 31, 2013
               Filed March 7, 2014
               File No. 000-23423

Dear Mr. Dillon:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Todd K. Schiffman

                        Todd K. Schiffman
                        Assistant Director